COMPUMED, INC.
                        1230 ROSECRANS AVENUE, SUITE 1000
                        MANHATTAN BEACH, CALIFORNIA 90266




                                               July 12, 1999




VIA EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549

         Re:      CompuMed, Inc.
                  Registration Statement on Form S-3
                  File No. 333-64487
                  -----------------------------------

Gentlemen:

                  Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), CompuMed, Inc. ("CompuMed") hereby requests that the above-referenced Registration Statement be withdrawn immediately from the securities registration process under the Securities Act. After discussions with the SEC staff and related research it was concluded that the securities covered by the Registration Statement may be issued in compliance with an exemption from the registration provisions of the Securities Act. No offers or sales of CompuMed's securities were made in reliance on the Registration Statement.

                  Please do not hesitate to call Bruce A. Rich, Esq., CompuMed's securities counsel, with any questions that you may have at (212) 603-6780.




                                          Very truly yours,

                                          /s/ James Linesch

                                          James Linesch,
                                          President and Chief Executive Officer